Exhibit 12

LYONDELL CHEMICAL COMPANY

STATEMENT SETTING FORTH DETAIL FOR COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

(Millions of dollars)

	Year Ended December 31,
	2005	2004	2003	2002	2001
Income (loss) from continuing operations before income taxes	$750	$77	$(481)	$(214)	$(228)
Fixed charges: (a)
Interest expense, gross	673	628	588	508	495
Portion of rentals representative of interest	79	63	59	51	44

Total fixed charges before capitalized interest	752	691	647	559	539
Capitalized interest	—	—	19	10	3

Total fixed charges including capitalized interest	752	691	666	569	542

Earnings before fixed charges	$1,502	$768	$166	$345	$311
Ratio of earnings to fixed charges (b)	2.0	1.1	—	—	—

(a)	Includes Lyondell’s share of fixed charges for LCR and Equistar.
(b)	In 2003, 2002 and 2001, earnings were insufficient to cover fixed charges by $481 million, $214 million and $228 million, respectively.